HunterDouglas

Annual Report 2006



Rotterdam, The Netherlands
World Headquarters and
European Operations

Lucerne, Switzerland
Management Office

Upper Saddle River, NJ, USA
North American Operations

São Paulo, Brazil
Latin American Operations

Kuala Lumpur, Malaysia
Asian Operations

Sydney, Australia
Australian Operations

HunterDouglas

Hunter Douglas is the world market leader in window coverings and a major manufacturer of architectural products.

Hunter Douglas has its Head Office in Rotterdam, The Netherlands, and a Management Office in Lucerne, Switzerland.

The Group is comprised of 166 companies with 65 manufacturing and 101 assembly operations and marketing organizations in more than 100 countries.

Hunter Douglas employs about 20,000 people and had sales in 2006 of USD 2.630 billion.

9.7% higher to USD 2.630 billion; compared with USD 2.397 billion in 2005.

14.1% higher to USD 341.1 million; compared with USD 298.9 million in 2005.

31.3% higher to USD 260.9 million; compared with USD 198.7 million in 2005.

USD 66.2 million; compared with USD 24.4 million in 2005.

46.7% higher to USD 327.1 million; compared with USD 223.1 million in 2005.

- Window Coverings and Architectural Products
- Manufactured and marketed in 5 geographic markets:
  Europe, North America, Latin America, Asia and Australia
- Entrepreneurial management: dynamic and performance oriented
- Decentralized organization structure
  - Global federation of small and medium-sized companies
  - Guiding principle: 'Maximum accountability with minimum interference'
- Strong brands:
  HunterDouglas® in North America and
  Luxaflex® and **Luxalon**® in the rest of the world
- Unique and innovative proprietary products
- Creative marketing programs
- Wide geographic spread of business
- Integrated manufacturing

Contents

Two-year summary

Millions, except per share data	Notes	USD 2006	USD 2005	EUR (Proforma*) 2006	EUR (Proforma*) 2005
Net Sales		**2,630**	2,397	2,093	1,920
Income from Operations (EBIT)		**341**	299	271	240
Net Profit from Operations		**261**	199	207	159
Net Profit Investment Portfolio		**66**	24	53	20
Total Net Profit		**327**	223	260	179
Operating Cash flow		**389**	247	307	200
Investments in tangible fixed assets		**107**	82	81	69
Net Assets Employed		**1,522**	1,332	1,154	1,125
Shareholders' equity		**1,680**	1,403	1,274	1,186
Per common share					
- Total Net Profit		**7.82**	5.35	6.22	4.29
- Operating Cash flow		**9.30**	5.93	7.34	4.80
- Shareholders' equity		**40.09**	33.56	30.40	28.38
- Dividend (proposed for 2006)		**2.00** (EUR)	1.85 (EUR)	2.00	1.85
Ratios					
Total Net Profit as % of equity		**21.2%**	16.7%	21.2%	16.9%
RONAE % Operations:					
(Return before interest/net assets employed)		**25.1%**	24.1%	25.1%	24.4%

** As from the full year 2006 the Group has changed its presentation currency from EUR to U.S. dollars.*

Total Net Profit is Net Profit attributable to equity shareholders.
Total assets (excl. Investment Portfolio) minus trade and other payables.
Based on the average number of shares outstanding during affected year, adjusted for stock dividends.
Based on the number of shares outstanding at year-end, adjusted for stock dividends and treasury shares.

USD x million

Net sales



1,590
1,870
2,150
2,397
2,630
2002
2003
2004
2005
2006

Total net profit



118
174
230
223
327
2002
2003
2004
2005
2006

Shareholders' equity



902
1,097
1,267
1,403
1,680
2002
2003
2004
2005
2006

To our shareholders

2006 was a record year for Hunter Douglas with Net Profit of USD 327 mln.

Income from Operations increased to a record USD 341 mln, 14.1% higher than USD 299 mln in 2005.

Net Income Investment Portfolio was USD 66 mln compared with USD 24 mln in 2005 (after deduction of imputed interest and expenses).

Return before Interest on Net Assets Employed: (RONAE) 25.1%.

Return on Equity 21.2%.

Sales USD 2.630 bln were 9.7% higher than in 2005.

- North American sales were 6.3% higher.
- European sales were 12.5% higher reflecting organic growth as well as acquisitions.
- Asian sales were level.
- Latin American sales were 28.2% higher with continued strong organic growth.
- Australian sales were 17.4% higher.

Change of Reporting Currency
We have changed our reporting currency as from the full year 2006 from EUR to U.S. dollars. This will better reflect the performance of our business considering that our operational sales and profits and our Investment Portfolio are predominantly U.S. dollar related. For comparative purposes we have reported our results in U.S. dollars and EUR for 2006 and 2005.

Our **Strategy** remains unchanged: To grow the market and our market share by continuing to introduce innovative, proprietary, new products and by expanding our presence in key geographic markets. We also continue to supplement our internal growth with opportune acquisitions that add new products or distribution.

Notable **Acquisitions** (others are mentioned in the Regional Reports) were:
- Elmar, a Pennsylvania based fabricator of Hunter Douglas products in January.
- 3 European window covering businesses from Newell in December:
  - A Scandinavian window covering assembler of made-to-measure window coverings and distributor of packaged curtain track and window coverings under the 'Kirsch' and 'Gardinia' brands.
  - A Portuguese blindmaker; and
  - Gardinia, a minority (49%) interest in a Management Buy-Out (MBO) of a Germany based, leading distributor of packaged window coverings and curtain tracks to DIY chains in Germany, Eastern Europe and Russia under its well-known 'Gardinia' brand (Gardinia is proportionally consolidated).

The annualized sales of companies acquired in 2006 are USD 250 mln (Hunter Douglas' share USD 175 mln).

Our **Capital Expenditures** in 2006 were USD 107 mln, higher than depreciation of USD 70 mln. Our investments were dedicated to growing our existing businesses, efficiency improvements and new products. In 2007 we expect our capital expenditures to be around USD 125 mln.

Our **Investment Portfolio**, the management of which is delegated to a widely diversified range of independent managers, had a year-end fair value of USD 771 mln and an average return in USD on funds invested of 16.9% (before imputed interest and expenses).



Organization
Leen Reijtenbagh was, in addition to his present duties, appointed Chief Financial Officer on the retirement of Werner Oppliger at the end of September. We thank Werner for his years of service and his contributions to the Company.

Brian Lynch has been appointed Managing Director of Hunter Douglas Australia on the retirement at year-end of Gerald Saltman, who for the past 15 years, successfully led and developed our business in Australia and New Zealand for which we thank him most sincerely.

David and Marko Sonnenberg, my sons, who are playing an increasingly important role in our overall business have, in addition to their present duties, jointly assumed responsibility for the supervision of our businesses in Australia/New Zealand and Latin America.

Board: Mr. A. van Tooren, former Senior Executive ING Group, was appointed a member of our Board at the June 2006 Shareholders' Meeting.

Outlook: We are cautious about the outlook for 2007 compared with the record 2006 results, considering slower North American sales which are affected by the decline in the US housing market.

The people of Hunter Douglas are our most important and valuable asset. They create, make and market our products and are responsible for our continuing success. The Board and I express our sincere thanks and appreciation for their contributions, dedication and support.

Ralph Sonnenberg
President & Chief Executive Officer

In 1919 Henry Sonnenberg founded a machine tool distribution and subsequently manufacturing company in Düsseldorf, Germany. In 1933 he moved to The Netherlands and established a machine tool operation.

In 1940, he moved to the United States where he founded the Douglas Machinery Company.

In 1946 Henry Sonnenberg established a joint venture with Joe Hunter which developed new technology and equipment for the continuous casting and fabrication of aluminium. This led to the production of lightweight aluminium slats for Venetian Blinds.

Hunter Douglas, as we know it today, was born.

Hunter Douglas aluminium blinds quickly gained leadership in the American market. As innovative as the product was the business model for its distribution. Hunter Douglas developed a vast network of more than 1,000 independent fabricators in the United States and Canada. They sold blinds during the day and custom assembled them in their workrooms at night.

In 1956, policy differences led to the sale of the U.S. business. Henry Sonnenberg moved Hunter Douglas' headquarters to Montreal, Canada and, using the European machinery business as a base, concentrated on building the window covering business outside the United States.

Innovation is about envisioning what comes next. Ever since we created the aluminium blind in 1946, we have defined our industry with products that deliver revolutionary style and functionality. What's more, our expertise in customization helps keep our customers around the world at the forefront of design.





A patent-pending design innovation that results in twice the view-through of a traditional blind when opened, yet maintains the same sleek and streamlined appearance of a standard blind when closed.

Hunter Douglas expanded its operations in Europe and into Australia and Latin America.

In 1969 the Hunter Douglas Group went public, and its shares were listed on the Montreal and Amsterdam Stock Exchanges.
In 1971, Hunter Douglas' Group headquarters were moved to Rotterdam, The Netherlands, and Hunter Douglas N.V., became the worldwide Group Holding Company.

In 1976, Hunter Douglas reacquired its former U.S. business.

Hunter Douglas continued its global growth and expanded into Asia. The innovative spirit of the company led to the development of revolutionary new products to meet the increasing demand for fashion and functionality.

1985 - Duette® Honeycomb Shades
1991 - Silhouette® Window Shadings
1994 - Vignette® Modern Roman Shades
1996 - Luminette® Privacy Sheers and PowerRise® battery-powered remote control system
1999 - UltraGlide® retractable cord system
2000 - LiteRise® cordless system was launched in the U.S. and EOS® hardware operating system for blinds and shades was introduced in Europe.
2003 - Alouette® LightLouvers and Techstyle® Acoustical Ceilings.
2004 - Facette™ Shades, XL Panel and the Alustra® Collection.
2005 - Duette® TruRise® lifting system.
2006 - Duette® Architella™ Shades, Skyline™ Window Panels and Reveal® with MagnaView Blinds.





A breathtaking new way to see the outdoors with the bigger, bolder Quartette™ 4" vane size.

This revolutionary product nestles one honeycomb within another, resulting in richer, deeper colours, true opaque appearance, crisper pleats and outstanding energy efficiency.

With clean lines and a sleek contemporary look, Skyline™ Gliding Window Panels offer the perfect solution for wide window expanses, and can also be used as a stylish room divider system.

Quartette™ Window Shadings





Silhouette® Quartette™ Window Shadings







Roman Shades



Hunter Douglas is the world market leader in window coverings.

- Our strength is our ability to develop and market innovative, high quality, proprietary products, targeted primarily at upscale consumers.

- Our success is based upon trusted brand names recognized around the world: HunterDouglas®, Luxaflex®, Duette®, Silhouette®, and Vignette®.

- Our proprietary fabric shades are consistently recognized for excellence in design, styling, features, quality and breadth of selection: Duette® Honeycomb Shades, Silhouette® Window Shadings, Luminette® Privacy Sheers, Vignette® Modern Roman Shades, Alouette® LightLouvers and Facette™ Shades.

- In addition to our fabric shades, we offer a fully integrated line of fashion and colour coordinated window coverings at all price points. These include Venetian and Vertical Blinds, Roman, Roller and Woven Wood Shades, Pleated Shades, Wood, alternative Wood Blinds and Custom Shutters. And Exterior Venetian Blinds, Screen Products, Shutters and Awnings.

- We customize each window covering to the individual consumer's specific needs, and deliver that unique product typically within a week of ordering.

- Our proprietary operating systems are equally innovative and unique. They offer ease of use, reliable performance, convenience and improved safety features, identified by our 'Designed with Safety in Mind' logo. They also include the EOS® modular hardware system.

Representing the next generation of honeycomb design, the patented honeycomb-within-a-honeycomb construction of Duette® Architella™ shades results in even greater energy efficiency, UV protection and sound absorption along with a more radiant colour palette.

A revolutionary new offering within our Modern Precious Metals® family of aluminum blinds, Reveal™ with MagnaView™ blinds feature exclusive tilt operation that nestles two slats together when opened to create twice the view through of a standard blind.

A modern-day product design, Skyline™ Gliding Window Panels are distinguished by an unlimited patented hardware system that allows a number of panels on one headrail, increased panel stability, plus a choice of panel-widths, fabrics and colours.

Alouette® LightLouvers



